Exhibit 99.1
GOGL – Acquisition of two modern Capesize vessels and termination of waiver restrictions
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or the "Company") today announced that it has agreed to acquire two modern Capesize vessels from affiliates of Hemen Holding Limited, a company controlled by trusts established by Mr John Fredriksen for the benefit of his immediate family ("Hemen"), the Company's largest shareholder, at a purchase price of USD 43.0 million per vessel.
As settlement of the purchase price for the vessels, the Company will enter into a non-amortizing seller's credit loan with an affiliate of Hemen for 50% of the purchase price, which bears interest at LIBOR + 3.00% per annum and matures three years after delivery of the vessels. The remaining part of the purchase price will be settled on delivery of the vessels with an estimated USD 9.0 million of cash and an estimated USD 34.0 million of newly-issued common shares of the Company at a per-share price equal to the offer price in an expected equity offering. Following completion of the acquisition and expected equity offering, Hemen, together with certain of its affiliates, will maintain its current ownership percentage of approximately 34.2% of the Company's issued and outstanding common shares.
Birgitte Ringstad Vartdal, CEO of Golden Ocean Management AS, commented:
"We are pleased to be in the position to acquire high quality, modern Capesize vessels that are expected to generate free cash flow immediately upon delivery.  This transaction is consistent with our strategy of focusing our commercial efforts on the vessel segments that we believe will provide the greatest leverage to a recovery in the dry bulk shipping market. Golden Ocean's financial position has been enhanced significantly over the past 12 months. With a strong cash balance we intend to terminate the covenant waivers related to the Company's recourse debt upon completion of the expected equity offering.  This will reinstate the normal covenants, which the Company is now in compliance with, and remove the Company's restrictions on new acquisitions, new debt and dividend payments. The waiver structure in the non-recourse debt related to the transactions announced in March 2017 will remain."
Completion of the vessel acquisition is subject to completion of an equity offering and entry into the seller's credit loan, as described above, and other customary closing conditions. The vessels are expected to be delivered within four months of the date hereof.
About Golden Ocean
Golden Ocean, a leading dry bulk shipping company, owns or controls a modern fleet of 73 vessels and five Capesize newbuilding contracts, on a fully-delivered basis, and reflecting the acquisitions announced above. Golden Ocean's fleet will have an aggregate carrying capacity of approximately 10.7 million deadweight tons ("DWT") and an average age of less than 5 years. Golden Ocean's significant scale is further enhanced by its commercial platform, which manages 41 additional vessels on behalf of third parties. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol 'GOGL'.
The Board of Directors
Golden Ocean Group Limited

Contact Persons:
Birgitte Ringstad Vartdal, CEO, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: CFO, Golden Ocean Management AS
+47 22 01 73 45
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.